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                               December 30, 2020

       Alex Gillette
       General Counsel
       Fortress Value Acquisition Corp. III
       1345 Avenue of the Americas
       46th Floor
       New York, New York 10105

                                                        Re: Fortress Value
Acquisition Corp. III
                                                            Amendment No. 1 to
Form S-1
                                                            Filed December 23,
2020
                                                            File No. 333-250817

       Dear Mr. Gillette :

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       Risk Factors, page 32

   1. We note the exclusive forum provision in Exhibit 4.4, Section 9.3 (Form of Warrant
                                                        Agreement). In a new
risk factor, please describe the provision including any risks or other impacts on
investors and whether it applies to claims under the Securities Act or
                                                        Exchange Act . If this
provision does not apply to actions arising under the Securities Act or Exchange Act, please
also ensure that the exclusive forum provision in the governing documents states this
clearly, or tell us how you will inform investors in future filings that the provision does not
apply to any actions arising under the Securities Act or Exchange
                                                        Act.
       Consent, page EX-23

   2. Please amend your filing to include an updated consent from your auditor which includes
 Alex Gillette
Fortress Value Acquisition Corp. III
December 30, 2020
Page 2
         the correct date of the auditor's report.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameAlex Gillette                            Sincerely,
Comapany NameFortress Value Acquisition Corp. III
                                                           Division of
Corporation Finance
December 30, 2020 Page 2                                   Office of Real
Estate & Construction
FirstName LastName